                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                       Healthcare Imaging Services, Inc.
            ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                  421 939 109
            ---------------------------------------------------------
                                 (CUSIP Number)

                            Scott M. Zimmerman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
            ---------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                October 2, 1998
            ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

                                  SCHEDULE 13D

---------------------------------------------------------------------------------------------------------------------------------
CUSIP No. 421 939 109
---------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                   Elliott H. Vernon
---------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                              (a) [ ]
                                                                                                                        (b) [ ]
---------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                   OO
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                                                                             [ ]

---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
---------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7        SOLE VOTING POWER
        SHARES                        1,330,500
     BENEFICIALLY      ----------------------------------------------------------------------------------------------------------
       OWNED BY          8        SHARED VOTING POWER
         EACH                            -0-
      REPORTING        ----------------------------------------------------------------------------------------------------------
        PERSON           9        SOLE DISPOSITIVE POWER
         WITH                         1,330,500
                       ----------------------------------------------------------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                         -0-
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              1,330,500
---------------------------------------------------------------------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                                                                            [ ]

---------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   11.22%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
                    IN
---------------------------------------------------------------------------------------------------------------------------------

                        AMENDMENT NO. 2 TO SCHEDULE 13D

                       HEALTHCARE IMAGING SERVICES, INC.

                  This Amendment No. 2 to Schedule 13D relating to Elliott H. Vernon's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Healthcare Imaging Services, Inc. (the "Company") amends and supplements the original Schedule 13D filed by Elliott H. Vernon with the Securities and Exchange Commission on March 4, 1994 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed on June 4, 1996.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Item 3 of the Original Schedule 13D, as previously amended, hereby is amended to include the following information:

                  In connection with the Company's amendment as of February 1, 1996 of its employment agreement with the Reporting Person, the Reporting Person received from the Company a restricted stock award of 250,000 shares of Common Stock. The restrictions thereon lapsed upon consummation by the Company of its acquisition of five New Jersey-based multi-modality diagnostic imaging facilities on October 2, 1998 (the "Beran Acquisition").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Original Schedule 13D, as previously amended, hereby is amended to include the following information:

                  As of April 19, 1999 (the "Reporting Date"), the Reporting Person beneficially owned 1,330,500 shares of Common Stock, which represented approximately 11.22% of the then outstanding shares of Common Stock. (According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as of March 26, 1999 there were 11,356,974 shares of Common Stock outstanding. Accordingly, in computing the percentage of Common Stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options and convertible securities, was used.) Such 1,330,500 shares included 500,000 shares of Common Stock issuable upon the exercise of certain currently exercisable stock options but did not include 500,000 shares of Common Stock issuable upon the exercise of certain stock options which are not exercisable within 60 days of the Reporting Date. The Reporting Person has sole voting and dispositive power with respect to such 1,330,500 shares.

                  Other than as set forth herein, the Reporting Person did not engage in any transactions in the securities of the Company during the 60 days preceding the Reporting Date.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In connection with the Beran Acquisition, the Reporting Person entered into a voting agreement, dated as of October 1, 1998 (the "Voting Agreement"), with the Company, Dr. George Braff and Echelon MRI, P.C., Mainland Imaging Center, P.C., North Jersey Imaging Management Associates, L.P., Bloomfield Imaging Associates, P.A., and Irving N. Beran, M.D., P.A. Pursuant to the Voting Agreement, each of the Reporting Person and Dr. Braff agreed to vote his shares of Common Stock for the approval and ratification of the issuance of the Company's Series D Cumulative Accelerating Redeemable Preferred Stock (the "Series D Stock") in October 1998 in connection with the Beran Acquisition and further agreed, until the earlier to occur of (a) the approval and ratification of the issuance of the Series D Stock by the stockholders of the Company or (b) March 31, 1999, not to sell, transfer, assign or otherwise dispose of any of his shares of Common Stock unless the proposed transferee of such shares agrees to be bound by the terms of the Voting Agreement. The Voting Agreement will terminate upon the earlier to occur of (a) the approval and ratification of the issuance of the Series D Stock by the stockholders of the Company and (b) the redemption and/or conversion of the Series D Stock in accordance with its terms.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Voting Agreement, dated as of October 1, 1998, by and among Healthcare Imaging Services, Inc., Elliott H. Vernon and George Braff, M.D. and Echelon MRI, P.C., Mainland Imaging Center, P.C., North Jersey Imaging Management Associates, L.P., Bloomfield Imaging Associates, P.A., and Irving N. Beran, M.D., P.A.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April 19, 1999                       By: /s/ Elliott H. Vernon
                                                --------------------------
                                                    Elliott H. Vernon

                               INDEX TO EXHIBITS


Exhibit 1    Voting Agreement, dated as of October 1, 1998, by and    Page ____
             among Healthcare Imaging Services, Inc., Elliott H.
             Vernon and George Braff, M.D. and Echelon MRI, P.C.,
             Mainland Imaging Center, P.C., North Jersey Imaging
             Management Associates, L.P., Bloomfield Imaging
             Associates, P.A., and Irving N. Beran, M.D., P.A.

                                                                      EXHIBIT 1

                                VOTING AGREEMENT

         This Voting Agreement (this "Agreement") is made and entered into as of October 1, 1998 by and among HEALTHCARE IMAGING SERVICES, INC., a Delaware corporation (the "Company"), ELLIOTT H. VERNON and GEORGE BRAFF, M.D. (individually, a "Stockholder" and collectively, the "Stockholders") and ECHELON MRI, P.C., a New Jersey professional corporation, MAINLAND IMAGING CENTER, P.C., a New Jersey professional corporation, NORTH JERSEY IMAGING MANAGEMENT ASSOCIATES, L.P., a New Jersey limited partnership, BLOOMFIELD IMAGING ASSOCIATES, P.A., a New Jersey professional corporation, and IRVING N. BERAN, M.D., P.A., a New Jersey professional corporation (individually, a "Seller" and collectively, the "Sellers").

         WHEREAS, the Company, the Sellers and certain other parties have entered into, as of September 16, 1998, an Asset Purchase Agreement (the "Purchase Agreement"; terms used herein and not otherwise defined are used herein as defined in the Purchaser Agreement), pursuant to which the Company is purchasing substantially all of the assets of the Sellers as of the date hereof;

         WHEREAS, each of the Stockholders owns the number of shares of common stock, par value $.01 per share, of the Company set forth opposite his name on Schedule A annexed hereto (collectively, the "Shares" and, with respect to the Shares owned by a specific Stockholder, the "Stockholder's Shares"); and

         WHEREAS, the execution and delivery of this Agreement by the Stockholders is a condition to the closing of the transactions contemplated by the Purchase Agreement.

         NOW, THEREFORE, in order to induce the Sellers to consummate the transactions contemplated by the Purchase Agreement and in consideration of the covenants and agreements set forth herein, the parties hereto agree as follows:

         1. Covenants of Stockholders. Until such time as this Agreement is terminated, each Stockholder, in his capacity as such, agrees, severally and not jointly, to vote all of such Stockholder's Shares for the approval and ratification of the issuance of the Series D Stock. Until the earlier to occur of (a) the approval and ratification of the issuance of the Series D Stock by the stockholders of the Company or (b) March 31, 1999, each Stockholder, in his capacity as such, agrees not to sell, transfer, assign or otherwise dispose of any of his Shares unless the proposed transferee of such Shares agrees to be bound by the terms of this Agreement.

         2. Term. This Agreement shall terminate upon the earliest to occur of (a) the approval and ratification of the issuance of the Series D Stock by the stockholders of the Company, (b) the redemption and/or conversion of the Series D Stock in accordance with its terms, or (c) the termination of the Purchase Agreement in accordance with its terms.

         3. Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, represents and warrants to the Sellers as follows:

                   (a) such Stockholder beneficially owns such Stockholder's Shares free and clear of any lien, security interest, encumbrance or other adverse claim; and

                   (b) such Stockholder has the right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder; such execution, delivery and performance will not violate any applicable Law or any outstanding agreement or instrument to which such Stockholder is a party; and this Agreement constitutes a legal, valid and binding agreement on the part of such Stockholder enforceable against such Stockholder in accordance with its terms.

         4. Further Assurances. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement.

         5. Assignment. Except as provided in Section 1, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

         6. Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

         7. Notices. Any notice, demand, request, waiver, or other communication under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service, if personally served or sent by telecopy; on the business day after notice is delivered to a courier or mailed by express mail, if sent by courier delivery service or express mail for next day delivery; and on the third day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered, return receipt requested, postage prepaid and addressed as follows:

         If to the Company or the Stockholders, to:

         Elliott H. Vernon, Esq.
         c/o Healthcare Imaging Services, Inc.
         200 Schulz Drive
         Red Bank, New Jersey  07701
         Fax:  (732) 224-9362


         with a copy to:

         Scott M. Zimmerman, Esq.
         Swidler Berlin Shereff Friedman, LLP
         919 Third Avenue
         New York, New York  10022
         Fax:  (212) 758-9526

         If to the Sellers, to:

         Phyllis Beran
         1751 Rolling Lane
         Cherry Hill, New Jersey  08003
         Fax: (609) 795-0139

         with a copy to:

         Steven Dubow, Esq.
         Blank Rome Comisky & McCauley LLP
         One Logan Square
         Philadelphia, Pennsylvania 19103-6698
         Fax: (215) 569-5628

         8. Effect of Invalidity. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

         9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

         10. Governing Law; Jurisdiction. This Agreement shall be construed in accordance with, and governed by, the Laws of the State of New Jersey as applied to contracts made and to be performed entirely in the State of New Jersey without regard to principles of conflicts of Law, except to the extent that the corporate laws of the State of Delaware are mandatorily applicable. Each of the parties hereto hereby irrevocably and unconditionally submits to the exclusive jurisdiction of any court of the State of New Jersey or any federal court sitting in the State of New Jersey for purposes of any suit, action or other proceeding arising out of this Agreement (and agrees not to commence any action, suit or proceedings relating hereto except in such courts). Each of the parties hereto agrees that service of any process, summons, notice or document by U.S. registered mail at its address set forth herein shall be effective service of process for any action, suit or proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, which is brought by or against it, in the courts of the State of New Jersey or any federal court sitting in the State of New Jersey and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

         11. Binding Effect: Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person other than the parties hereto and their respective heirs, legal representatives and successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

         IN WITNESS WHEREOF, the Company, the Stockholders and the Sellers have executed this Agreement, or caused this Agreement to be executed by their respective officers thereunto duly authorized, as the case may be, as of the date first above written.

                            COMPANY:

                            HEALTHCARE IMAGING SERVICES, INC.

                            By:      /s/ Elliott H. Vernon
                                     -------------------------------------
                                     Name: Elliott H. Vernon
                                     Title: Chairman of the Board,
                                     President and Chief Executive Officer

                            STOCKHOLDERS:

                            /s/ Elliott H. Vernon
                                ----------------------------
                                Elliott H. Vernon

                            /s/ George Braff
                                ----------------------------
                                George Braff, M.D.

                            SELLERS:

                            ECHELON MRI, P.C.

                            By:      /s/ Samuel J. Beran
                                     -----------------------
                                     Name: Samuel J. Beran
                                     Title: President

                            MAINLAND IMAGING CENTER, P.C.

                            By:      /s/ Samuel J. Beran
                                     -----------------------
                                     Name: Samuel J. Beran
                                     Title: President

                            NORTH JERSEY IMAGING MANAGEMENT
                            ASSOCIATES, L.P.

                            By: SAMUEL J. BERAN, M.D., P.C., General Partner

                            By:      /s/ Samuel J. Beran
                                     -----------------------
                                     Name: Samuel J. Beran
                                     Title: President

                            BLOOMFIELD IMAGING ASSOCIATES, P.A.

                            By:      /s/ Samuel J. Beran
                                     -----------------------
                                     Name: Samuel J. Beran
                                     Title: President

                            IRVING N. BERAN M.D, P.A.

                            By:      /s/ Samuel J. Beran
                                     -----------------------
                                     Name: Samuel J. Beran
                                     Title: President

                                   SCHEDULE A
                                   ----------


      NAME                                         NUMBER OF SHARES
      ----                                         ----------------
Elliott H. Vernon                                       500,000
George Braff                                           1,000,000